

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

John Turner
Chief Financial Officer
Atlas Energy Solutions Inc.
5918 W. Courtyard Drive, Suite 500
Austin, TX 78730

      Re: Atlas Energy Solutions Inc.
          Amendment No. 3 to Draft Registration Statement on Form S-1
          Submitted August 26, 2022
          CIK No. 0001910950

Dear Mr. Turner:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted August 26, 2022

"Who We Are": A Discussion of Corporate Integrity and our Mission to Increase Access to Affordable Energy..., page i

1.   Please revise your disclosure to discuss the basis for your statement that your electrified dredging system reduces emissions by approximately 9.3 million pounds (4,230 metric tons) annually and clarify your definition of the term emissions.

Summary
Overview, page 4

2.   We note your response to prior comment 1 and reissue it in part. Please file your agreement with a leading provider of autonomy and robotic technology to procure, design

and build your fleet of autonomous vehicles or provide us with a more detailed analysis of why you believe this is not a material agreement. In that regard, we note you disclose on page 91 that your labor costs represent the most significant cost of converting frac sand to finished product and on page 131 that your technology enhancements are expected to reduce operating costs through decreased labor intensity and that your technology initiatives could have a significant impact in driving future revenue and increasing cash flow, reducing emissions, improving safety and relieving traffic and other burdens produced by existing last-mile delivery.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner